SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No.      )

Omega Protein Corporation
(Name of Issuer)

Common Shares
(Title of Class of Securities)

68210P107
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68210P107

1. Name of Reporting Person:

Ejnar Knudsen

2. Check the Appropriate Box if a Member of a Group:

(a) ☐

(b) ☒

3. SEC Use Only

4. Citizenship or Place of Organization:  United States

5. Sole Voting Power: 335,051(see Items 2 & 4)
Number of
shares
beneficially	6. Shared Voting Power: 1,307,673 (see Items 2 & 4)
owned by
each
reporting	7. Sole Dispositive Power: 335,051(see Items 2 & 4)
person
with:
8. Shared Dispositive Power: 1,307,673 (see Items 2 & 4)

9. Aggregate Amount Beneficially Owned by Each Reporting Person:

1,642,724

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

☐

11. Percent of Class Represented by Amount in Row (9):  8.7%*

12. Type of Reporting Person:  IN

*	This percentage is based on the 18,819,278 Shares issued and outstanding as reported in the Company’s form 10-Q filed November 4, 2010.

Item 1(a).	Name of Issuer:

Omega Protein Corporation  (the “Company”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2105 City West Blvd., Suite 500
Houston, Texas

Item 2(a).	Name of Persons Filing:

Ejnar Knudsen (“Knudsen,” or the “Reporting Person”).

Knudsen is a managing member of Craton Capital Management, LLC (“Craton”).  Craton is the investment manager to Craton Capital, LP (“Craton Fund”).  In addition, Knudsen is a Portfolio Manager of Passport Capital, LLC (“Passport Capital”), the Investment Manager of the Passport Agriculture Master Fund SPC Ltd. fobo Portfolio A (“Passport Fund”) and in such capacity participates in the shared voting and dispositive power of shares owned by Passport Fund.  Passport Capital and Passport Fund’s beneficial ownership of shares of the Company is disclosed on a Schedule 13G as filed by them on February 14, 2011.

Knudsen may be considered to share the power to vote or direct the vote of, and the power to dispose or direct the disposition of, the Shares owned of record by Passport Fund, and has sole power to vote or direct the vote of, and the power to dispose or direct the disposition of, the Shares owned of record by Craton Fund. This statement on Schedule 13G shall not be construed as an admission that any Reporting Person is the beneficial owner of the securities covered by this statement.

Item 2(b).	Address of Principal Business Office:

C/O CRATON CAPITAL MANAGEMENT, LLC
31120 WEST STREET, PO BOX 1029
GOSHEN, CA 932
Item 2(c).	Citizenship:

United States.

Item 2(d).	Title of Class of Securities:

Common Shares of the Company (the “Common Shares”)

Item 2(e).	CUSIP Number:

68210P107

Item 3.	Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

See Item 9 of the Reporting Person’s cover page.

(b)	Percent of class:

See Item 11 of the Reporting Person’s cover page.

(c)	Number of shares for which each Reporting Person has sole or shared voting on disposition:

See Items 5-8 of the Reporting Person’s cover page and Item 2(a) above.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

See Item 2(a).

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of a Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2011

EJNAR KNUDSEN

/s/ Ejnar Knudsen
Ejnar Knudsen